As filed with the Securities and Exchange Commission on April 2, 2021

Registration Statement No. 333-248826

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Healthcare Trust, Inc.
(Exact name of registrant as specified in its governing instruments)

650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500
(Address, including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edward M. Weil, Jr.
Chief Executive Officer and President
650 Fifth Avenue, 30th Floor
New York, New York 10019
(212) 415-6500
(Name, Address, including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Michael J. Choate, Esq. Proskauer Rose LLP 70 West Madison, Suite 3800 Chicago, Illinois 60602-4342 Tel: (312) 962-3567	Dean M. Colucci, Esq. Duane Morris LLP 1540 Broadway New York, NY 10036 (212) 692-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒ Registration No. 333-248826

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐ Non-accelerated filer ☒	Accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act   ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-248826) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.   Exhibits

The following exhibits are filed as part of this registration statement:

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of KPMG LLP

 * Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 2, 2021.

HEALTHCARE TRUST, INC.

By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chief Executive Officer and President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-11 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Edward M. Weil, Jr. Edward M. Weil, Jr.		Chief Executive Officer, President and Director (Principal Executive Officer)	April 2, 2021

* Lee M. Elman		Independent Director	April 2, 2021

* Leslie D. Michelson		Independent Director	April 2, 2021

* B.J. Penn		Independent Director	April 2, 2021

* Edward G. Rendell		Independent Director	April 2, 2021

* Elizabeth K. Tuppeny		Independent Director	April 2, 2021

/s/ Katie P. Kurtz Katie P. Kurtz		Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 2, 2021

*By:	/s/ Edward M. Weil, Jr. Edward M. Weil, Jr. Attorney-in-fact